South Hill Target Delivers at Ketza River Project, Yukon Territory

Vancouver, BC – July 25, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) reports significant drill hole assay results from the 2011 Ketza River diamond drilling program. The Company’s 100% owned Ketza River Project is a past gold producer and is located 80km south of Ross River in the Yukon Territory, Canada.

SOUTH HILL HIGHLIGHTS

  KR-11-1571 intersected 0.42 meters assaying 9.39 g/t gold

  KR-11-1577 intersected 2.16 meters assaying 4.41 g/t gold

  KR-11-1579 intersected 2.31 meters assaying 2.05 g/t gold

The 2011 exploration program consisted of 26 diamond drill holes totaling 4,402 meters targeting the four following areas: South Hill target (11 drill holes), the NW Target (4 drill holes), the Hoodoo Zone (2 drill holes), and the Penguin Zone (9 drill holes). Only two of the areas at South Hill and the Penguin Zone were properly tested; the other two areas at the NW target and the Hoodoo Zone encountered difficult drilling conditions and will require additional work in the future to fully test. The drilling program has been successful in intersecting gold mineralization from both manto-type replacement sulfide/oxide deposits and quartz-sulfide fissure vein and stockwork and/or breccia systems. Both gold deposit types contain mineralization that is dominated by pyrrhotite, pyrite, arsenopyrite, and trace chalcopyrite.

South Hill Target

The South Hill target is located approximately 1.0 to 1.8 km southwest of the existing camp and 0.6 to 1.4 km southwest of the existing Tarn resource as seen on the drill hole map that can be viewed on the Company website at http://www.yukon-nevadagold.com/i/pdf/South_Hill_Penguin_Map.pdf. Drilling at the South Hill Target tested several gold-in-soil anomalies, areas containing sulfide-rich outcrop exposures, and magnetic high anomalies. Diamond drilling in 2011 on the South Hill Target identified two styles of mineralization including a sulphide bearing breccia + vein stockwork zone up to 15m in thickness and replacement zones up to 2.3m in thickness. Mineralization is hosted in massive to silty carbonate rocks and fine grained clastic sedimentary rocks. A drill hole map of the South Hill area can be viewed on the company website at http://www.yukon-nevadagold.com/i/pdf/South_Hill_Map.pdf and the assay results are listed in Table 1. Drill hole KR-11-1571 encountered 0.42m grading 9.39 g/t Au from 38.71 to 39.13m.

Table 1. Summary of Significant Drill Hole Intercepts from the South Hill target.

Hole Number	From Meters (m)	To Meters (m)	Thickness Meters (m)	Au Gram/tonne (g/t)
KR-11-1571	37.3	39.13	1.83	3.64
	Including 38.71	39.13	0.42	9.39
	51.26	53.52	2.26	1.30
KR-11-1577	55.50	57.12	1.62	3.37
	59.38	61.54	2.16	4.41
KR-11-1579	92.97	93.27	0.3	2.08
	99.58	101.89	2.31	2.05
	Including 99.58	99.93	0.35	6.68
KR-11-1580	53.95	54.6	0.65	1.67
	123.01	124.56	1.55	1.27
Notes: (1) True thickness is not determined (2) Drill hole numbers KR-11-1572 to KR-11-1576 and KR-11-1581 from South Hill returned no significant mineralization.

Penguin Zone

The 2011 drilling program at the Penguin Zone included 6 drill holes that intersected massive sulfide replacements ranging from 2.5m to 10.5 m in thickness. Two of these intersections will extend the existing resource while the others are thought to represent a separate mineralized body. A map of the area can be viewed on the company website at http://www.yukon-nevadagold.com/i/pdf/Penguin_Zone_Map.pdf while the assay results are listed in Table 2. Some of the better results from the Penguin Zone include: drill hole KR-11-1594 that encountered 2.1 m grading 5.81 g/t Au from 10.3 to 12.4m, and another separate intercept of 2.19m grading 5.42 g/t from 18.78 to 20.97m.

Table 2. Summary of Significant Intercepts from the Penguin Zone

Hole Number	From Meters (m)	To Meters (m)	Thickness Meters (m)	Au Gram/tonne (g/t)
KR-11-1588	21.34	21.81	0.47	2.40
KR-11-1590	48.3	48.94	0.64	2.12
KR-11-1591	10.6	11.28	0.68	4.42
	50.6	51.1	0.50	1.39
KR-11-1592	21.42	24.46	3.04	3.28
KR-11-1593	48.64	49.65	1.01	1.54
KR-11-1594	10.3	12.4	2.1	5.81
including	10.3	11.69	1.39	8.37
	18.78	20.97	2.19	5.42
including	20.3	20.97	0.67	10.85
*Notes: (1) True thickness is not determined; (2) Drill hole numbers KR-11-1589, KR-11-1595, and KR-11-1596 from the Penguin Zone returned no significant intersections.

The NW Target and Hoodoo Zone

The 2011 drill holes at the NW Target (figure shown on the YNG website at http://www.yukon-nevadagold.com/i/pdf/NW_Target_Map.pdf) and Hoodoo Zones tested the western margins of northeast-trending defined resources. Although sulfide + oxide bodies were encountered in these areas along fault zones, they returned no significant assay results. However, difficult drilling conditions, very low core recoveries, and difficult winter weather conditions were encountered at both of these areas which will therefore require additional drill testing in the future.

Todd Johnson, VP Exploration of Yukon-Nevada Gold Corp. commented, “This first drilling program at the South Hill target has returned excellent assay results from a new area of sulfide-rich mantos. Although the Ketza River District has been explored since the mid-1950’s, these recent drill hole results suggest that there are additional undrilled targets in the district to explore and potentially develop. The current geology team consisting of Agzim Muja, Jesse Favia, Irma Gabric, Trista Haakman, and Gabe Epstein have completed a district-wide geologic compilation study which was used to define the next drilling program and includes numerous targets with great potential.”

The recently completed district wide compilation work includes gold in soil, surface rock-chip sample results, drilling results, electromagnetic and magnetic geophysical data, and surface mapping. The planned exploration drill program will follow up on the 2011 drill intercepts at South Hill, expand drill testing to the north of the existing resources, and include an electromagnetic ground survey.

Agzim Muja, PGeo, Chief Geologist for the Ketza River Project, recently joined the Company in March this year and is managing the on-site geological work. He has worked for several mining companies in Canada and throughout the world and has over 28 years of exploration and mine-geology operations experience. Mr. Muja has significant experience working in Western Canada where he has previously worked with Encumpass Minerals Ltd., Cresval Capital Corp., Module Resources Inc., and Boliden Westmin Canada. We welcome Mr. Muja to the Yukon-Nevada Gold Corp. team.

The 2011 drill core was analyzed for gold and 35 element ICP with 1,554 samples collected and an additional 167 quality assurance and quality control (QAQC) samples analyzed. The QAQC program, involving the insertion of blanks and standards, indicated acceptable sample handling, processing and laboratory procedures. The drill core was analyzed by ALS Chemex Labs Ltd. of North Vancouver, British Columbia, an ISO certified laboratory. The details of the 2011 exploration drilling program may be found on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/Ketza_River_Assay_Results_2011.pdf.

The information in this press release was prepared under the guidance of Mr. Agzim Muja (PGeo), Chief Geologist at Ketza River Property, who approves the information presented in this press release and is designated as a Qualified Person as required by NI 43-101 guidelines.

The Ketza Property is located on the headwaters of Cache Creek a tributary of the Ketza River, in the Watson Lake Mining District, Yukon Territory, Canada. Terrain is mountainous with elevations ranging from 1,300m above mean sea level to 2,100m. The Ketza River property lies in National Topographic System (NTS) Map Sheet number 105F09. The Property is accessible all year by a 40km all-weather road from the Robert Campbell Highway.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.